Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2016	2017	2016	2017
(in millions EUR, except per share data)

Net system sales [3]	1,289.1	1,954.9	4,672.0	6,373.7
Net service and field option sales [3]	618.3	605.5	2,122.8	2,679.1
Total net sales	1,907.4	2,560.4	6,794.8	9,052.8

Total cost of sales	(1,006.8)	(1,404.3)	(3,750.3)	(4,976.1)
Gross profit	900.6	1,156.1	3,044.5	4,076.7

Other income	23.5	24.0	93.8	95.8
Research and development costs	(287.4)	(317.4)	(1,105.8)	(1,259.7)
Selling, general and administrative costs	(106.8)	(112.7)	(374.8)	(416.6)
Income from operations	529.9	750.0	1,657.7	2,496.2

Interest and other, net	74.8	(12.9)	33.7	(50.3)
Income before income taxes	604.7	737.1	1,691.4	2,445.9

Benefit from (provision for) income taxes	(80.5)	(77.4)	(219.5)	(310.7)
Income after income taxes	524.2	659.7	1,471.9	2,135.2

Profit (loss) related to equity method investments	—	(16.7)	—	(16.7)
Net income	524.2	643.0	1,471.9	2,118.5

Basic net income per ordinary share	1.23	1.50	3.46	4.93
Diluted net income per ordinary share [4]	1.22	1.49	3.44	4.91

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	427.1	428.4	425.6	429.8
Diluted [4]	429.2	430.3	427.7	431.6

ASML - Ratios and Other Data 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2016	2017	2016	2017
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	47.2%	45.2%	44.8%	45.0%
Income from operations as a percentage of net sales	27.8%	29.3%	24.4%	27.6%
Net income as a percentage of net sales	27.5%	25.1%	21.7%	23.4%
Income taxes as a percentage of income before income taxes	13.3%	10.5%	13.0%	12.7%
Shareholders’ equity as a percentage of total assets	57.1%	58.7%	57.1%	58.7%
Sales of lithography systems (in units) [5]	38	57	157	198
Value of systems backlog (EUR millions) [6,7]	3,961	6,685	3,961	6,685
Lithography systems backlog (in units) [5]	83	140	83	140
Value of booked systems (EUR millions) [6,7]	1,580	2,935	5,396	9,358
Net bookings lithography systems (in units) [5]	44	75	160	255
Number of payroll employees in FTEs	13,991	16,219	13,991	16,219
Number of temporary employees in FTEs	2,656	2,997	2,656	2,997

ASML - Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Dec 31,
	2016	2017
(in millions EUR)

ASSETS
Cash and cash equivalents	2,906.9	2,259.0
Short-term investments	1,150.0	1,029.3
Accounts receivable, net	700.2	1,772.3
Finance receivables, net	447.4	59.1
Current tax assets	11.6	61.6
Inventories, net	2,780.9	2,958.4
Other assets	560.4	867.3
Total current assets	8,557.4	9,007.0

Finance receivables, net	117.2	264.9
Deferred tax assets	34.9	31.7
Other assets	612.3	602.7
Equity method investments	—	982.2
Goodwill	4,873.9	4,541.1
Other intangible assets, net	1,323.0	1,166.0
Property, plant and equipment, net	1,687.2	1,600.8
Total non-current assets	8,648.5	9,189.4

Total assets	17,205.9	18,196.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,280.6	3,341.9

Long-term debt	3,071.8	3,000.1
Deferred and other tax liabilities	396.9	327.9
Provisions	20.5	21.2
Accrued and other liabilities	615.7	829.1
Total non-current liabilities	4,104.9	4,178.3

Total liabilities	7,385.5	7,520.2

Total shareholders’ equity	9,820.4	10,676.2
Total liabilities and shareholders’ equity	17,205.9	18,196.4

ASML - Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2016	2017	2016	2017
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	524.2	643.0	1,471.9	2,118.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	103.1	102.3	356.9	417.5
Impairment	1.2	1.2	3.5	9.0
Loss on disposal of property, plant and equipment	1.4	1.6	5.2	2.8
Share-based payments	12.0	14.7	47.7	53.1
Allowance for doubtful receivables	0.8	2.2	3.2	7.8
Allowance for obsolete inventory	11.0	18.9	73.0	120.1
Deferred income taxes	(26.7)	(15.9)	(0.6)	(7.6)
Equity method investments, net of income taxes	—	16.7	—	16.7
Changes in assets and liabilities	566.3	252.0	(294.9)	(939.3)
Net cash provided by (used in) operating activities	1,193.3	1,036.7	1,665.9	1,798.6

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(95.9)	(148.3)	(316.3)	(338.9)
Purchase of intangible assets	(0.9)	(6.8)	(8.4)	(19.1)
Purchase of short-term investments	(1,050.0)	(679.3)	(2,520.0)	(1,129.3)
Maturity of short-term investments	1,300.0	250.0	2,320.0	1,250.0
Cash from (used for) derivative financial instruments	(9.4)	42.2	(15.0)	27.0
Loans issued and other investments	(0.2)	(0.6)	(7.4)	(0.6)
Repayment on loans	—	1.6	—	1.6
Acquisition of equity method investments	—	(11.8)	—	(1,019.7)
Dividend income from equity method investments	—	19.7	—	19.7
Acquisition of subsidiaries (net of cash acquired)	(2,641.3)	—	(2,641.3)	—
Net cash provided by (used in) investing activities	(2,497.7)	(533.3)	(3,188.4)	(1,209.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(445.9)	(516.7)
Purchase of shares	—	(334.5)	(400.0)	(500.0)
Net proceeds from issuance of shares	548.3	13.0	582.7	50.6
Net proceeds from issuance of notes	745.9	—	2,230.6	—
Repayment of debt	(1.2)	(1.1)	(4.7)	(243.0)
Tax benefit from share-based payments	0.3	—	0.9	—
Net cash provided by (used in) financing activities	1,293.3	(322.6)	1,963.6	(1,209.1)

Net cash flows	(11.1)	180.8	441.1	(619.8)

Effect of changes in exchange rates on cash	5.0	0.6	7.1	(28.1)
Net increase (decrease) in cash and cash equivalents	(6.1)	181.4	448.2	(647.9)

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,
	Dec 31,	Apr 2,	Jul 2,	Oct 1,	Dec 31,
	2016	2017	2017	2017	2017
(in millions EUR, except per share data)

Net system sales [3]	1,289.1	1,215.8	1,384.1	1,818.9	1,954.9
Net service and field option sales [3]	618.3	727.8	717.3	628.5	605.5
Total net sales	1,907.4	1,943.6	2,101.4	2,447.4	2,560.4

Total cost of sales	(1,006.8)	(1,019.0)	(1,154.9)	(1,397.9)	(1,404.3)
Gross profit	900.6	924.6	946.5	1,049.5	1,156.1

Other income	23.5	23.9	24.0	23.9	24.0
Research and development costs	(287.4)	(315.1)	(312.7)	(314.5)	(317.4)
Selling, general and administrative costs	(106.8)	(98.6)	(102.0)	(103.3)	(112.7)
Income from operations	529.9	534.8	555.8	655.6	750.0

Interest and other, net	74.8	(14.1)	(10.8)	(12.5)	(12.9)
Income before income taxes	604.7	520.7	545.0	643.1	737.1

Benefit from (provision for) income taxes	(80.5)	(68.6)	(78.7)	(86.0)	(77.4)
Income after income taxes	524.2	452.1	466.3	557.1	659.7

Profit (loss) related to equity method investments	—	—	—	—	(16.7)
Net income	524.2	452.1	466.3	557.1	643.0

Basic net income per ordinary share	1.23	1.05	1.08	1.30	1.50
Diluted net income per ordinary share [4]	1.22	1.05	1.08	1.29	1.49

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	427.1	430.1	430.4	430.1	428.4
Diluted [4]	429.2	432.3	432.4	432.0	430.3

ASML - Quarterly Summary Ratios and other data 1,2

	Dec 31,	Apr 2,	Jul 2,	Oct 1,	Dec 31,
	2016	2017	2017	2017	2017
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	47.2%	47.6%	45.0%	42.9%	45.2%
Income from operations as a percentage of net sales	27.8%	27.5%	26.4%	26.8%	29.3%
Net income as a percentage of net sales	27.5%	23.3%	22.2%	22.8%	25.1%
Income taxes as a percentage of income before income taxes	13.3%	13.2%	14.4%	13.4%	10.5%
Shareholders’ equity as a percentage of total assets	57.1%	59.1%	58.1%	59.1%	58.7%
Sales of lithography systems (in units) [5]	38	44	42	55	57
Value of systems backlog (EUR millions) [6,7]	3,961	4,509	5,351	5,693	6,685
Lithography systems backlog (in units) [5]	83	94	107	122	140
Value of booked systems (EUR millions) [6,7]	1,580	1,894	2,375	2,154	2,935
Net bookings lithography systems (in units) [5]	44	55	55	70	75
Number of payroll employees in FTEs	13,991	14,483	15,005	15,615	16,219
Number of temporary employees in FTEs	2,656	2,657	2,722	2,826	2,997

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Apr 2,	Jul 2,	Oct 1,	Dec 31,
	2016	2017	2017	2017	2017
(in millions EUR)

ASSETS
Cash and cash equivalents	2,906.9	2,910.6	1,914.2	2,077.6	2,259.0
Short-term investments	1,150.0	925.0	600.0	600.0	1,029.3
Accounts receivable, net	700.2	864.8	1,224.6	1,664.2	1,772.3
Finance receivables, net	447.4	346.9	413.6	138.2	59.1
Current tax assets	11.6	137.0	32.6	73.6	61.6
Inventories, net	2,780.9	2,995.7	3,136.9	2,998.5	2,958.4
Other assets	560.4	589.6	719.6	741.8	867.3
Total current assets	8,557.4	8,769.6	8,041.5	8,293.9	9,007.0

Finance receivables, net	117.2	213.6	120.2	263.9	264.9
Deferred tax assets	34.9	34.5	30.1	25.5	31.7
Other assets	612.3	621.1	634.6	597.4	602.7
Equity method investments	—	—	1,002.1	1,007.9	982.2
Goodwill	4,873.9	4,784.1	4,645.9	4,564.7	4,541.1
Other intangible assets, net	1,323.0	1,279.5	1,230.4	1,191.1	1,166.0
Property, plant and equipment, net	1,687.2	1,622.4	1,567.3	1,552.0	1,600.8
Total non-current assets	8,648.5	8,555.2	9,230.6	9,202.5	9,189.4

Total assets	17,205.9	17,324.8	17,272.1	17,496.4	18,196.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,280.6	2,875.4	3,125.0	2,974.2	3,341.9

Long-term debt	3,071.8	3,040.3	2,995.5	2,996.7	3,000.1
Deferred and other tax liabilities	396.9	410.1	337.9	320.0	327.9
Provisions	20.5	20.5	20.5	21.2	21.2
Accrued and other liabilities	615.7	735.5	760.6	837.5	829.1
Total non-current liabilities	4,104.9	4,206.4	4,114.5	4,175.4	4,178.3

Total liabilities	7,385.5	7,081.8	7,239.5	7,149.6	7,520.2

Total shareholders’ equity	9,820.4	10,243.0	10,032.6	10,346.8	10,676.2
Total liabilities and shareholders’ equity	17,205.9	17,324.8	17,272.1	17,496.4	18,196.4

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Dec 31,	Apr 2,	Jul 2,	Oct 1,	Dec 31,
	2016	2017	2017	2017	2017
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	524.2	452.1	466.3	557.1	643.0

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	103.1	110.1	103.9	101.2	102.3
Impairment	1.2	0.2	7.6	—	1.2
Loss on disposal of property, plant and equipment	1.4	0.3	0.8	0.1	1.6
Share-based payments	12.0	13.5	10.1	14.8	14.7
Allowance for doubtful receivables	0.8	1.2	1.3	3.1	2.2
Allowance for obsolete inventory	11.0	29.3	31.3	40.6	18.9
Deferred income taxes	(26.7)	16.3	(1.5)	(6.5)	(15.9)
Equity method investments, net of income taxes	—	—	—	—	16.7
Changes in assets and liabilities	566.3	(791.4)	(89.5)	(310.4)	252.0
Net cash provided by (used in) operating activities	1,193.3	(168.4)	530.3	400.0	1,036.7

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(95.9)	(38.6)	(56.3)	(95.7)	(148.3)
Purchase of intangible assets	(0.9)	(5.2)	(5.0)	(2.1)	(6.8)
Purchase of short-term investments	(1,050.0)	(75.0)	(275.0)	(100.0)	(679.3)
Maturity of short-term investments	1,300.0	300.0	600.0	100.0	250.0
Cash from (used for) derivative financial instruments	(9.4)	(30.7)	(16.5)	32.0	42.2
Loans issued and other investments	(0.2)	—	—	—	(0.6)
Repayment on loans	—	—	—	—	1.6
Acquisition of equity method investments	—	—	(1,002.1)	(5.8)	(11.8)
Dividend income from equity method investments	—	—	—	—	19.7
Acquisition of subsidiaries (net of cash acquired)	(2,641.3)	—	—	—	—
Net cash provided by (used in) investing activities	(2,497.7)	150.5	(754.9)	(71.6)	(533.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(516.7)	—	—
Purchase of shares	—	—	—	(165.5)	(334.5)
Net proceeds from issuance of shares	548.3	13.0	11.9	12.7	13.0
Net proceeds from issuance of notes	745.9	—	—	—	—
Repayment of debt	(1.2)	(1.2)	(239.5)	(1.2)	(1.1)
Tax benefit from share-based payments	0.3	—	—	—	—
Net cash provided by (used in) financing activities	1,293.3	11.8	(744.3)	(154.0)	(322.6)

Net cash flows	(11.1)	(6.1)	(968.9)	174.4	180.8

Effect of changes in exchange rates on cash	5.0	9.8	(27.5)	(11.0)	0.6
Net increase (decrease) in cash and cash equivalents	(6.1)	3.7	(996.4)	163.4	181.4

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying Summary Consolidated Financial Statements are stated in millions of euros unless indicated otherwise. The accompanying Summary Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). For further details on our Summary of Significant Accounting Policies refer to the Notes to the Consolidated Financial Statements as recorded in our Annual Report on Form 20-F which is available on www.asml.com. Further disclosures, as required under US GAAP in annual reports, are not included in the Summary Consolidated Financial Statements.

Revenue From Contracts With Customers
In March 2014 the FASB issued ASU No. 2014-9 "Revenue From Contracts With Customers". In August 2015 the FASB amended ASU No. 2014-9 to defer the effective date by one year to annual reporting periods beginning after December 15, 2017 (ASU 2015-14 "Revenue From Contracts With Customers (Topic 606): Deferral of the Effective Date"). In March 2016, the FASB released ASU No. 2016-08 "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)" which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10 "Revenue from Contracts with Customers (Topic 606)" which clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. In May 2016 ASU No. 2016-12 "Revenue from Contracts with Customers (Topic 606) - Narrow-Scope Improvements and Practical Expedients" was issued by the FASB which affects entities with transactions included within the scope of Topic 606. The scope of that Topic includes entities that enter into contracts with customers to transfer goods or services (that are an output of the entity’s ordinary activities) in exchange for consideration. ASU No. 2016-20 “Technical corrections and improvements to Topic 606, revenue from contracts with customers” covers a variety of topics related to the new revenue recognition standard. The amendments in this Update represent minor corrections and improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. In ASU No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings” the standard is amended to include the SEC Staff announcement on September 22, 2016. It requires a registrant to include appropriate financial statement disclosures about the potential material effects of ASUs, which have not yet been adopted.
The new standard is effective for interim and annual periods beginning after December 15, 2017 and allows for either full retrospective adoption or modified retrospective adoption. We selected full retrospective adoption and will therefore restate all prior years presented in our 2018 Consolidated Financial Statements upon adoption.
We are finalizing our impact assessment of the new revenue recognition standard on our accounting policies and our contracts affecting our 2016 results. At this time, we cannot reasonably estimate the exact financial impact of implementing this new standard. However, for 2016 we expect an increase of our Total net sales between 0 and 5 percent and an increase of our Net income between 2 and 10 percent due to a shift in timing of revenue recognition. Based on our assessment of the impact of ASU No. 2014-9 on the Consolidated Balance Sheets we expect a significant decrease in our net Contract assets and Contract liabilities as of December 31, 2016.

We have assessed the new accounting standard against our accounting policies and determined the expected impact. The most significant changes in our accounting policies as a consequence of adopting ASU No. 2014-09 are expected to be:

•	Certain upgrades and services change from point in time revenue recognition upon completion of the performance obligation to over time revenue recognition throughout the upgrade and service period.

•
Options to buy additional goods or services provided within our contracts, offered at a discount incremental to our stand-alone selling price, are now considered performance obligations and therefore consideration is allocated from the contract. Revenue is recognized for these material rights when the future goods or services are transferred or the option to buy expires.

•
For bill-and-hold transactions there is no longer a required fixed schedule of delivery and when a customer requests for the bill-and-hold transaction there is assumed to be a substantial reason. We will follow the requirements under Topic 606 in order to recognize revenue.

•
A change from allocating the consideration of a contract to the elements of the contract using relative selling price determined through vendor-specific objective evidence or the best estimate of selling price to allocating the consideration of a contract based on stand-alone selling prices determined using the adjusted market approach in accordance with Topic 606.

Leases
In February 2016, FASB issued ASU No. 2016-2 "Leases (Topic 842)". The objective of this topic is to increase transparency and comparability among organizations by recognizing Lease assets and Lease liabilities on the Consolidated Balance Sheets and disclosing key information about leasing arrangements by lessees. The new Standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and supersede the leases requirements in Topic 840, Leases. Early application is permitted as of the beginning of an interim or annual reporting period. We are adopting this standard as per January 1, 2018. The amendments are required to be applied using a modified retrospective approach. We completed our retrospectively adjusting financial information for 2016 and 2017 and expect adoption of the Standard will result in recognition of additional Right-of-use assets and Lease liabilities for operating leases of between 0.5 and 1.5 percent of the Total assets. We expect the Standard will not significantly impact our Net income in 2016 and 2017.

Income Taxes Intra-Entity Transfers of Assets Other Than Inventory
In October 2016, ASU No. 2016-16 "Income Taxes (Topic 740) Intra-Entity Transfers of Assets Other Than Inventory" was issued by the FASB. The purpose of this Update is to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The Update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This change in accounting will be adjusted based on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The impact of implementing this standard on our Consolidated Financial Statements mainly relates to a so-called bi-lateral advanced pricing agreement between the US and Dutch tax authorities on a inter group transfer of intellectual property rights. We expect that the impact of this new Standard will be approximately 1 percent on Total shareholders' equity.

Equity method investments
We recognize our proportionate share of the income or loss of Carl Zeiss SMT Holding GmbH & Co. KG on a one-quarter time lag.

ASML – Reconciliation US GAAP – IFRS-EU 1,2

Net income	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2016	2017	2016	2017
(in millions EUR)
Net income based on US GAAP	524.2	643.0	1,471.9	2,118.5
Development expenditures (see Note 1)	16.8	80.1	190.6	107.9
Income taxes (see Note 2)	(10.8)	(9.2)	(106.4)	(1.2)
Other	—	—	0.8	—
Net income based on IFRS-EU	530.2	713.9	1,556.9	2,225.2

Notes to the reconciliation from US GAAP to IFRS-EU

Note 1 Development expenditures
Under US GAAP, we apply ASC 730, 'Research and Development'. In accordance with ASC 730, we charge costs relating to research and development to operating expense as incurred.
Under IFRS-EU, we apply IAS 38, 'Intangible Assets'. In accordance with IAS 38, we capitalize certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.
Note 2 Income taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS-EU, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
Under IFRS-EU, we apply IAS 12, "Income Taxes". In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, systems backlog, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate for the first quarter of 2018, and expected financial results and trends for the full year 2018, including the expectation for continued solid growth in sales and profitability in 2018, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the intent of customers to insert EUV into volume manufacturing, supply chain and service capabilities, ASML’s commitment to secure system performance, shipments, and the planned shipment of advance products to domestic Chinese customers in 2018, and support for volume manufacturing, including availability, productivity, throughput, shipments and the ability to support a larger installed base, including timing of shipments (including planned EUV shipments in 2018 and 2019), shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, the expected impact of the new revenue recognition standard on revenue and net income, intention to return excess cash to shareholders, statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the new share repurchase plan for 2018-2019. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the new share repurchase plan and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	These financial statements are unaudited.

[2]	Numbers have been rounded.

[3]
As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

[4]
The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

[5]	Lithography systems do not include metrology and inspection systems.

[6]	Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B).

[7]
Our systems backlog and net bookings values are calculated without giving effect to the impact of adoption of the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842) which ASML will adopt effective January 1, 2018.